                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          WILLIAMS ENERGY PARTNERS L.P.
                          -----------------------------
                                (Name of Issuer)

                                  COMMON UNITS
                                  ------------
                         (Title of Class of Securities)

                                   969491 10 9
                                 --------------
                                 (CUSIP Number)

                                   CRAIG RICH
                                 WILLIAMS GP LLC
                               ONE WILLIAMS CENTER
                              TULSA, OKLAHOMA 74172
                               TEL: (918) 573-2000
                               -------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 9, 2001
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


                         (Continued on following pages)

CUSIP No. 969491 10 9

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                          WILLIAMS ENERGY SERVICES, LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                        (b)
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO, SEE ITEM 3
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE, UNITED STATES
--------------------------------------------------------------------------------
NUMBER OF SHARES     7     SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH              -0-
REPORTING PERSON     -----------------------------------------------------------
WITH                 8     SHARED VOTING POWER*

                           757,193 COMMON UNITS
                     -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           -0-
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER*

                           757,193 COMMON UNITS
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          757,193 COMMON UNITS*

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.3%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          HC, LIMITED LIABILITY COMPANY
--------------------------------------------------------------------------------

* Williams Energy Services, LLC also holds 4,589,193 subordinated units representing limited partner interests in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-48866), incorporated herein by reference.

CUSIP No. 969491 10 9

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                       WILLIAMS NATURAL GAS LIQUIDS, INC.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                        (b)
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO, SEE ITEM 3
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE, UNITED STATES
--------------------------------------------------------------------------------
NUMBER OF SHARES     7     SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON     -----------------------------------------------------------
WITH                 8     SHARED VOTING POWER*

                           322,501 COMMON UNITS
                     -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER


                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER*

                           322,501 COMMON UNITS
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          322,501 COMMON UNITS*

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          HC, CORPORATION
--------------------------------------------------------------------------------


* Williams Natural Gas Liquids, Inc. also holds 1,090,501 subordinated units representing limited partner interests in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-48866), incorporated herein by reference.

CUSIP No. 969491 10 9

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                          THE WILLIAMS COMPANIES, INC.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                        (b)
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO, SEE ITEM 3
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE, UNITED STATES
--------------------------------------------------------------------------------
NUMBER OF SHARES     7     SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH              -0-
REPORTING PERSON     -----------------------------------------------------------
WITH                 8     SHARED VOTING POWER*

                           1,079,694 COMMON UNITS
                     -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           -0-
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER*

                           1,079,694 COMMON UNITS

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,079,694 COMMON UNITS*
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          HC, CORPORATION
--------------------------------------------------------------------------------


* Includes 757,193 and 322,501 Common Units held by Williams Energy Services, LLC, a wholly owned limited liability company of The Williams Companies, Inc. and by Williams Natural Gas Liquids, Inc., a wholly owned subsidiary of The Williams Companies, Inc., respectively. Williams Energy Services, LLC and Williams Natural Gas Liquids, Inc. also hold 4,589,193 and 1,090,501 subordinated units representing limited partner interests, respectively, in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-46688), incorporated herein by reference.

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D is being filed by Williams Energy Services, LLC, Williams Natural Gas Liquids, Inc. and The Williams Companies, Inc. (collectively, the "Reporting Persons"), who comprise a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This statement relates to the common units representing limited partner interests (the "Common Units"), of Williams Energy Partners, L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at One Williams Center, Tulsa, Oklahoma 74172.

ITEM 2.  IDENTITY AND BACKGROUND

                  (a) Name of Person(s) Filing this Statement (the "Reporting Persons"):

                           (1) Williams Energy Services, LLC, a limited liability company organized under the laws of the State of Delaware

                           (2) Williams Natural Gas Liquids, Inc., a corporation formed under the laws of the State of Delaware

                           (3) The Williams Companies, Inc., a corporation formed under the laws of the State of Delaware

                  (b)      Business Address of Reporting Persons:

                           The principal business address of the Reporting Persons is One Williams Center, Tulsa, Oklahoma 74172.

                  (c)      Present Principal Occupation or Employment:

                           (1)      The Williams Companies, Inc. is an
                                    integrated energy and communications
                                    company.

                           (2) Williams Energy Services, LLC provides energy price-risk management services and engages in retail and wholesale marketing activities.

                           (3) Williams Natural Gas Liquids, Inc. engages in gas products marketing.

         Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the directors and executive officers of the Reporting Persons follows:

   Board of Directors and Executive Officers of Williams Energy Services, LLC

                                                                                            Principal
                                                                                            Occupation/
            Name            Business Address        Position                                Employment
            ----            ----------------        --------                                ----------
Keith E. Bailey                    *                Director                                    **

John C. Bumgarner, Jr.             *                Director                                    **

Howard E. Janzen                   *                Director                                    **

Michael P. Johnson                 *                Director                                    **

Steven J. Malcolm                  *                Director, Chairman of the                   **
                                                    Board, President & Chief
                                                    Financial Officer

Jack D. McCarthy                   *                Director                                    **

Cuba Wadlington, Jr.               *                Director                                    **

Stephen R. Springer                *                Senior Vice President and                   **
                                                    General Manager

Williams E. Hobbs                  *                Senior Vice President and                   **
                                                    General Manager

Phillips J. Chesson                *                Vice President                              **

Travis N. Campbell                 *                Senior Vice President,                      **
                                                    Treasurer, Assistant Secretary

Ralph A. Hill                      *                Senior Vice President and                   **
                                                    General Manager

Phillip D. Wright                  *                Senior Vice President                       **

Robert S. Purgason                 *                Vice President                              **

Sharon T. Crow                     *                Vice President                              **

Don R. Wellendorf                  *                Vice President                              **

Mark H. Morelli                    *                Vice President                              **

R. Rand Clark                      *                Vice President, Assistant                   **
                                                    Treasurer

Robyn L. Ewing                     *                Vice President                              **

Gregory D. Gordon                  *                Vice President                              **

R. T. Cronk                        *                Vice President                              **

Diane L. Prier                     *                Vice President                              **

Richard A. Olsen                   *                Vice President                              **

J. Kent Myers                      *                Vice President                              **

Shawna L. Gehres                   *                Secretary                                   **

Craig R. Rich                      *                Associate General Counsel &                 **
                                                    Assistant Secretary

Lonny E. Townsend                  *                Assistant Secretary                         **

Rebecca H. Hilborne                *                General Counsel & Assistant                 **
                                                    Secretary

James G. Ivey                      *                Assistant Treasurer                         **

Craig L. Rainey                    *                Assistant Secretary                         **

Mark W. Husband                    *                Assistant Treasurer                         **


* The business address of the executive officers and directors listed above is One Williams Center, Tulsa, Oklahoma 74172.

** The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of Williams Energy Services, LLC and, if applicable, other affiliates of The Williams Company, Inc.


 Board of Directors and Executive Officers of Williams Natural Gas Liquids, Inc.


                                                                                            Principal
                                                                                            Occupation/
            Name            Business Address        Position                                Employment
            ----            ----------------        --------                                ----------
Keith E. Bailey                    *                Director                            Chairman and
                                                                                        Chief Executive
                                                                                        Officer of The
                                                                                        Williams
                                                                                        Companies, Inc.**

Steven J. Malcolm                  *                Director, Chairman of the                  **
                                                    Board, President & Chief
                                                    Executive Officer

Stephen R. Springer                *                Director, Senior Vice President            **
                                                    and General Manager

Don R. Wellendorf                  *                Vice President                             **

LeRoy J. Edwards                   *                Vice President                             **

Mary Jane Bittick                  *                Controller & Treasurer                     **

Shawna L. Gehres                   *                Secretary                                  **

James G. Ivey                      *                Assistant Treasurer                        **

Craig L. Rainey                    *                Assistant Secretary                        **

Craig R. Rich                      *                Assistant Secretary                        **

Lonny E. Townsend                  *                Assistant Secretary                        **


* The business address of the executive officers and directors listed above is One Williams Center, Tulsa, Oklahoma, 74172

** The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of Williams Natural Gas Liquids, Inc. and, if applicable, other affiliates of The Williams Companies, Inc.

    Board of Directors and Executive Officers of The Williams Companies, Inc.

                                                                                Principal Occupation/
            Name            Business Address               Position                  Employment
            ----            ----------------               --------             ---------------------
Keith E. Bailey                       *               Chairman of the Board,                   **
                                                      President, Chief
                                                      Executive Officer and
                                                      Director (Principal
                                                      Executive Officer)

John C. Bumgarner, Jr.                *               Senior Vice President -                  **
                                                      Corporate Development and
                                                      Planning; President -
                                                      Williams International
                                                      Company; Senior Vice
                                                      President - Strategic
                                                      Investments, Williams
                                                      Communications

James R. Herbster                     *               Senior Vice President -                  **
                                                      Administration

Michael P. Johnson, Sr.               *               Senior Vice President -                  **

                                                      Human Resources

Jack D. McCarthy                      *               Senior Vice President -                  **
                                                      Finance (Principal
                                                      Financial Officer)

William G. von Glahn                  *               Senior Vice President and                **
                                                      General Counsel

Gary R. Belitz                        *               Controller (Principal                    **
                                                      Accounting Officer)

Steven J. Malcolm                     *               President and Chief                      **
                                                      Executive Officer -
                                                      Williams Energy Services

Howard E. Janzen                      *               President and Chief                      **
                                                      Executive Officer -
                                                      Williams Communications,
                                                      Inc.

Cuba Wadlington, Jr.                  *               President and Chief                      **
                                                      Executive Officer -
                                                      Williams Gas Pipeline
                                                      Company

Hugh M. Chapman           Bank of America Plaza       Director                              Retired
                          600 Peachtree Street
                          N.E., 54th Floor
                          Atlanta, GA  30308

Glenn A. Cox              401 S.E. Dewey,             Director                              Retired
                          Suite 318
                          Bartlesville, OK  74003

                                                                           Principal Occupation/
            Name            Business Address          Position                  Employment
            ----            ----------------          --------             ---------------------
Thomas H. Cruikshank      Sterling Plaza              Director                     Retired
                          5949 Sherry Lane,
                          Suite 860
                          Dallas, TX  75225

William E. Green          1 Mirada Road               Director                     Vice President,
                          Half Moon Bay,CA                                         General Counsel
                          94019                                                    And Secretary
                                                                                   Information
                                                                                   Network Radio, Inc.
                                                                                   Attorney
                                                                                   William Green
                                                                                   & Associates

W.R. Howell               JC Penney Company           Director                     Chairman Emeritus
                          6501 Legacy Drive                                        JC Penney Company
                          Plano, TX  75024

James C. Lewis           Optimus Corporation         Director                     Chairman
                          5727 S. Lewis,                                           Optimus Corporation
                          Suite 600
                          Tulsa, OK 74105

Charles M. Lillis         9785 Maroon Circle          Director                     Principal
                          Suite 360                                                Lone Tree Partners
                          Englewood, CO 80112

Frank T. MacInnis         Emcor Group, Inc.           Director                     Chairman and CEO
                          101 Merritt Seven,                                       Emcor Group, Inc.
                          7th Floor
                          Norwalk, CT 06851                                        Chairman ComNet
                                                                                   Communications, Inc.

Peter C. Meinig           HM International, Inc.      Director                     Chairman and CEO
                          5810 E. Skelly Dr.,                                      HM International, Inc.
                          Suite 1650
                          Tulsa, OK 74135                                          Chairman Windsor Food
                                                                                   Company, Ltd.

                                                                                   Chairman Ninth
                                                                                   House, Inc.

Gordon R. Parker          10101 E. Dry Creek Rd.      Director                     Retired
                          Englewood, CO 80112

Janice D. Stoney          US West                     Director                     Retired
                          1314 Douglas
                          On-The-Mall,
                          Room 1500
                          Omaha, NE 68102

                                                                           Principal Occupation/
            Name            Business Address          Position                  Employment
            ----            ----------------          --------             ---------------------
Joseph H. Williams                  *                 Director                     Retired


* Unless otherwise noted, the business address of the executive officers and directors listed above is One Williams Center, Tulsa, Oklahoma, 74172

** Unless otherwise noted, the principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of The Williams Companies, Inc. and, if applicable, other affiliates of The Williams Companies, Inc.

                  (d)      None of the entities or persons identified in this
                           Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e)      None of the entities or persons identified in this
                           Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Williams Energy Services, LLC and Williams Natural Gas Liquids, Inc. acquired beneficial ownership of the Common Units on February 9, 2001 in exchange for the contribution of equity interests in affiliated entities of the Partnership in connection with the Partnership's initial public offering. The Williams Companies, Inc. owns 100% of the membership interests in Williams Energy Services, LLC and 100% of the common stock of Williams Natural Gas Liquids, Inc., and as such may be deemed to beneficially own the Common Units acquired by those two entities.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Partnership's business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) (1) Williams Energy Services, LLC is the record and beneficial owner of 757,193

Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 5,679,694 Common Units outstanding, represents 13.3% of the outstanding Common Units. Williams Energy Services, LLC also holds 4,589,193 subordinated units representing limited partner interests in the Partnership (the "Subordinated Units"), which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1, as amended (File No. 333-48866), incorporated herein by reference (the "Registration Statement").

                  (2) Williams Natural Gas Liquids, Inc. is the record and beneficial owner of 322,501 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 5,679,694 Common Units outstanding, represents 5.7% of the outstanding Common Units. Williams Natural Gas Liquids, Inc. also holds 1,090,501 Subordinated Units in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement.

                  (3) The Williams Companies, Inc., in its capacity as the sole shareholder of Williams Natural Gas Liquids, Inc. and the sole member of Williams Energy Services, LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,079,694 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 5,679,694 Common Units outstanding, represents 19.0% of the outstanding Common Units. The Williams Companies, Inc. may also be deemed to be the beneficial owner of the 5,679,694 Subordinated Units described in (1) and (2) above.

         (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

         (c) None of the persons named in response to paragraph (a) has effected any transactions in Common Units during the past 60 days.

         (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Statement on Schedule 13D.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Common Units acquired by the Reporting Persons were acquired in a private placement and are restricted securities. Certain transfer restrictions, voting rights of the Reporting Persons and registration rights granted by the Partnership and to which the Partnership is entitled are set forth in the Amended and Restated Agreement of Limited Partnership of the Partnership, a copy of the form of which is included as Appendix A to the Registration Statement which has been incorporated by reference to this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILES AS EXHIBITS

Exhibit A:   Registration Statement on Form S-1 for Williams Energy Partners,
             L.P. (File No. 333-48866) incorporated herein by reference.

Exhibit B:   Joint Filing Agreement among the parties regarding filing of
             Schedule 13D, dated February 19, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2001                           WILLIAMS ENERGY SERVICES, LLC


                                            By: /s/ STEVEN J. MALCOLM
                                                -------------------------------
                                                Steven J. Malcolm
                                                President and CEO

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2001                           WILLIAMS NATURAL GAS LIQUIDS, INC.



                                            By: /s/ STEVEN J. MALCOLM
                                                -------------------------------
                                                Steven J. Malcolm
                                                President and CEO

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2001                           THE WILLIAMS COMPANIES, INC.



                                            By: /s/ JACK D. MCCARTHY
                                                -------------------------------
                                                Jack D. McCarthy
                                                Senior Vice President and CFO

                                  EXHIBIT INDEX

  EXHIBIT
  NUMBER                           DESCRIPTION
  -------                          -----------
Exhibit A:   Registration Statement on Form S-1 for Williams Energy Partners,
             L.P. (File No. 333-48866) incorporated herein by reference.

Exhibit B:   Joint Filing Agreement among the parties regarding filing of
             Schedule 13D, dated February 19, 2001.